Exhibit 1.1

WISeKey Takes Steps to Implement its Semiconductors Quantum Technology

WISeKey announces the implementation of project “QUASARS” (QUAntum resistant Secure ARchitecures project) that has officially received the SCS label as a recognition of its quality and innovative aspects

GENEVA – January 26, 2023: WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, AI, Blockchain, and IoT company, today announced that it has incorporated a new company with the name SEALSQ Corp. to lodge project QUASARS.

WISeKey, through SEALSQ Corp (www.SEALSQ.com), has taken affirmative steps to implement its QUASARS project. The QUASARS project, is a radical innovative solution, based upon the new WISeKey Secure RISC V platform that is paving the way for the Post Quantum Cryptography era, offering hybrid solutions compliant with ANSSI’s (“Agence nationale de la sécurité des systèmes d’information,” the National Cybersecurity Agency of France) recommendations. Of note, WISeKey Semiconductors has received strong support from the French SCS (Secured Communicating Solutions) Cluster for its QUASARS project.

Carlos Moreira, CEO of WISeKey noted, “Our cutting-edge QUASARS project is lodged in a newly-formed Semiconductors Quantum technology company, SEALSQ Corp, dedicated to advancing the field of post-quantum computing, making it accessible to a wide range of industries that are already using our semiconductors, and it is enabling advances in communications, computing, healthcare, military systems, transportation, clean energy, and countless other applications.”

Mr. Moreira continued, “Our team of experts in Switzerland, France and USA has been working tirelessly over the last 36 months to develop innovative post-quantum solutions that harness the power of quantum mechanics to solve complex problems. Our post-quantum solutions include post-quantum microchips and other quantum devices that can be used in a variety of applications, from cryptography and drug discovery to artificial intelligence and financial modeling.”

Post-quantum cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

One example of a post-quantum technology is the lattice-based cryptography, a type of public-key cryptography based on the hardness of a mathematical problem called the Shortest Vector Problem (SVP) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption.

Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchange, and encryption schemes that are secure against quantum attacks.

It is worth noting that post-quantum cryptography is still in its early stages of development and there is ongoing research to identify and improve the most promising post-quantum techniques.

WISeKey is part of the National Institute of Standards and Technology (NIST) National Cybersecurity Center of Excellence (NCCoE) project, a new secure platform, that will help define best practices for performing trusted network-layer onboarding, and aid in the implementation and use of trusted onboarding solutions for IoT devices at scale.

Additional information on this consortium can be found at: http://www.nccoe.nist.gov/projects/trusted-iot-device-network-layer-onboarding-and-lifecycle-management.

For this project, WISeKey is working with NIST to define recommended practices for performing trusted network-layer onboarding, which will aid in the implementation and use of trusted onboarding solutions for IoT devices at scale.

The WISeKey contributions to the project will be Trust Services for credentials and secure semiconductors to keep credentials secure. Specifically, WISeKey will offer INeS Certificate Management Service (CMS) for issuing credentials and VaultIC secure semiconductors to provide tamperproof key storage and cryptographic acceleration.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

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